--------                                       UNITED STATES SECURITIES AND EXCHANGE COMMISSION        -----------------------------
 FORM 3                                                WASHINGTON, D.C. 20549                                   OMB APPROVAL
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                                       INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES          OMB Number:       3235-0104
                                                                                                        Expires:   January 31, 2005
                              FILED PURSUANT TO SECTION 16(A) OF THE SECURITIES EXCHANGE ACT OF 1934,   Estimated average burden
                                 SECTION 17(A) OF THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935 OR     hours per response .... 0.5
(Print or Type Responses)                SECTION 30(F) OF THE INVESTMENT COMPANY ACT OF 1940           -----------------------------
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1. Name and Address of Reporting Person*         2. Date of Event Re-   4. Issuer Name AND Ticker or Trading Symbol
                                                    quiring Statement
   Triumph III Advisors, L.P.                       (Month/Day/Year)    Allied Healthcare International Inc. ("Allied") (f/k/a
                                                                        Transworld Healthcare, Inc.) ("TWH")
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    (Last)          (First)          (Middle)        7/25/2002          5. Relationship of Reporting Person(s) 6. If Amendment, Date
                                                 -----------------------    to Issuer (Check all applicable)      of Original
                                                 3. IRS or Social Se-       Director        X  10% Owner         (Month/Day/Year)
                                                    curity Number of    ----               ----
    28 State Street, 37th Floor                     Reporting Person        Officer (give      Other (specify  ---------------------
-------------------------------------------------   (Voluntary)              title below)       below)         7. Individual or
                    (Street)                                            ----               ----                   Joint/Group Filing
                                                                                                                  (Check Applicable
                                                                                                                   Line)
                                                                           ---------------------------            Form filed by One
                                                                                                                X Reporting Person
                                                                                                               ---
                                                                                                                  Form filed by
                                                                                                                  More than One
                                                                                                                  Reporting Person
    Boston            MA               02109                                                                   ---
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    (City)          (State)            (Zip)                                TABLE I -- NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED

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1. Title of Security                              2. Amount of Securities       3. Ownership        4. Nature of Indirect Beneficial
   (Instr. 4)                                        Beneficially Owned            Form: Direct        Ownership (Instr. 5)
                                                     (Instr. 4)                    (D) or Indirect
                                                                                   (I)  (Instr. 5)
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Common Stock                                         296,400 (1)                          I         Through Triumph Partners III,
                                                                                                    L.P. (1)
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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.                 (Over)
* If the form is filed by more than one reporting person, SEE Instruction 5(b)(v).                                SEC 1473 (02-02)

               POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED
               TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.



FORM 3 (CONTINUED)   TABLE II - DERIVATIVE SECURITIES BENEFICIALLY OWNED (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE
                                SECURITIES)
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1. Title of Derivative Security    2. Date Exer-  3. Title and Amount of Securities   4. Conver-   5. Owner-   6. Nature of Indirect
   (Instr. 4)                         cisable and    Underlying Derivative Security      sion or      ship        Beneficial
                                      Expiration     (Instr. 4)                          Exercise     Form of     Ownership
                                      Date                                               Price of     Deriv-      (Instr. 5)
                                     (Month/Day/                                         Deri-        ative
                                      Year)                                              vative       Security:
                                   --------------------------------------------------    Security     Direct
                                                                             Amount                   (D) or
                                    Date     Expir-                          or                       Indirect
                                    Exer-    ation           Title           Number                   (I)
                                    cisable  Date                            of
                                                                             Shares                 (Instr. 5)
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Series A Convertible Preferred   Immediately  12/17/08     Common Stock    6,547,674 (1)  1-for-1        I         Through Triumph
Stock                                                                                                              Partners III,
                                                                                                                   L.P. (1)
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Right to Funding Note (2)        Immediately  None        Common Stock     853,504 (1)(2)    (2)         I         Through Triumph
                                                                                                                   Partners III,
                                                                                                                   L.P. (1)

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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

Explanation of Responses:

(1) The reporting person is a general partner of the partnership that directly owns the reported securities (Triumph Partners III, L.P.). The reporting person disclaims beneficial ownership of the reported securities, except to the extent of its pecuniary interest therein, which is indeterminate.

(2) The reporting person is deemed to have acquired shares of common stock of Allied which may result from the issuance and exchange of funding notes by Allied Healthcare Group Limited ("AHG"), a U.K. subsidiary of Allied, due in satisfaction of approximately L4,893,942 of accrued and unpaid interest in kind on certain senior subordinated promissory notes issued by AHG.
    Each funding note is exchangeable for shares of common stock of Allied at the ratio of 0.3488 shares for every L2.00 of funding notes.

                     /s/ Frederick S. Moseley IV             7/29/2002
                    -------------------------------------  ----------------------
                       **Frederick S. Moseley IV             7/29/2002

                       President, Triumph III Advisors, Inc.,
                       general partner of Triumph III Advisors, L.P.

**Intentional misstatements or omissions of facts constitute Federal
  Criminal Violations.  SEE 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, SEE Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid omb control number.

                                                                                                                 SEC 1473 (02-02)